Exhibit (e)(1)

Excerpts from Annual Report on Form 10-K

for the Fiscal Year Ended October 31, 2003 of Maxwell Shoe Company Inc.

License Agreements

AK Anne Klein

Effective in July 1999, the Company entered into a license agreement (the “Anne Klein Agreement”), as amended, with Kasper A.S.L., Ltd., B.D.S., Inc. and Lion Licensing, Ltd. under which the Company has the exclusive right to use the AK Anne Klein, Kasper and Albert Nipon names in connection with the manufacture, advertising, promotion, distribution and sale of footwear for women. The Anne Klein Agreement, which was amended in March 2002, covers the United States, Canada and Puerto Rico. The Company extended the term of the Anne Klein Agreement for an additional five (5) year term ending December 31, 2007, with an option to extend the agreement, subject to certain conditions, through December 2012. The Company will pay Kasper A.S.L., Ltd. a royalty on all net sales and is responsible for a guaranteed minimum royalty payment during each year of the agreement. The licensor can terminate the agreement for a variety of reasons, including but not limited to default in performing any of the terms of the Anne Klein Agreement and bankruptcy of the licensee.